Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	August 3, 2011
NYSE: SVM

SILVERCORP REPORTS NET INCOME UP 82% TO $25.6 MILLION OR $0.15 PER SHARE AND CASH FLOW UP 46% TO $33.9 MILLION OR $0.19 PER SHARE FOR 1ST QUARTER OF FISCAL 2012

VANCOUVER, British Columbia – August 3, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today reported its unaudited financial and operating results for the first quarter ended June 30, 2011 (“Q1 2012”). Record silver production, coupled with increasing silver prices, resulted in record quarterly sales. The following financial results are expressed in US dollars (US$) unless stated otherwise.

FIRST QUARTER HIGHLIGHTS

  Record sales of $69.7 million, representing a 90% increase compared to $36.7 million in the first quarter of fiscal year 2011 (“Q1 2011”);

  Record silver production of 1.6 million ounces, a 15% increase compared to 1.4 million ounces in Q1 2011; and gold production of 1,390 ounces, a 30% increase compared to Q1 2011. Silver and gold sales accounted for 71% of the total sales in the quarter;

  Net income of $25.6 million, or $0.15 per share, an 82% increase compared to $14.1 million, or $0.09 per share, in Q1 2011;

  Cash flow from operations of $33.9 million, or $0.19 per share, increased 46% from $23.2 million, or $0.14 per share, in Q1 2011;

  Silvercorp continues to maintain its low cost producer status with a cash production cost per ounce of silver of negative $6.12;

  Completed reserve and resource updates for the Ying Mining District, the BYP Mine and the Silvertip Project, reporting 24% year over year Measured & Indicated silver equivalent resource growth;

  Paid cash dividends of CAD$0.02 per share, totaling $3.6 million for the quarter; and

  Increased total cash and short term investments to $230.5 million.

FINANCIALS

In Q1 2012, net income attributable to the shareholders of the Company was $25.6 million, or $0.15 per share, an 82% increase from net income of $14.1 million, or $0.09 per share, in the same quarter last year.

The Company achieved record sales of $69.7 million, a 90% increase from $36.7 million in the same quarter last year. The increase in sales was primarily from higher metal prices, combined with an increase in the quantity of metals produced and sold. Gross profit margin improved to 80% from 72% in Q1 2011. Cost of sales was $14.1 million, a 38% increase compared to a year ago, which was mainly due to increased quantities of metals sold.

General and administrative expenses increased by $1.4 million to $6.1 million, compared to the same quarter last year, of which, $1.1 million relates to the VAT surtax, which has been levied since December 1, 2010.

The Company recorded unrealized losses on investments of $1.2 million in Q1 2012, which was related to the change of fair value of warrants.

Income tax expenses increased to $12.6 million from $3.3 million in the same quarter last year. The increase of income tax expense was mainly due to higher taxable income in the quarter and a higher tax rate compared to Q1 2011. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found Mining Co. Ltd. (Ying and TLP mines) to have a preferential 12.5% income tax rate, expired on December 31, 2010, increasing the income tax rate to 25%. The Company’s another Chinese subsidiary, Henan Huawei Mining Co. Ltd. (HPG and LM mines), is currently subject to preferential tax rate of 12.5% until December 31, 2011, after which it will be 25%.

Cash flow from operations for the quarter was $33.9 million, or $0.19 per share, a 46% increase from $23.2 million in the same quarter last year. During the quarter, the Company paid $3.6 million in dividends, $10.5 million in capital expenditures, and ended the quarter with $230.5 million in cash and short term investments.

OPERATIONS

In Q1 2012, the Company achieved record silver production of 1.6 million ounces, a 15% increase compared to same quarter last year. The record production was achieved through increased production from the TLP, HPG and LM mines that continued to expand operations.

A total of 182,890 tonnes of ore were milled, a 23% increase compared to 149,189 tonnes in Q1 2011. The increased mill throughput was achieved as the second mill at the Ying Mining District continued to provide additional milling capacity. In addition, 7,964 tonnes of gold ore were milled at the BYP Mine as production commenced in this quarter.

Total cash mining costs increased to $48.66 per tonne from $40.33 per tonne in the same quarter last year. The increase in total cash mining cost was mainly due to (i) higher mining contractor costs as the Company paid approximately $1 per tonne more as compensation for increases in miners’ salaries and benefits, (ii) increased materials costs of $2 per tonne as more mining preparation work was conducted during the quarter, and (iii) the impact of US dollar depreciation versus the Chinese Yuan of $2.5 per tonne.

Total cash milling costs increased slightly to $12.42 per tonne from $11.94 per tonne in the same quarter last year, mainly due to the US dollar depreciation versus the Chinese Yuan. The milling costs at the BYP mine was higher than normal as the production was only at one quarter of its normal capacity.

Including by-product credits, total production cost per ounce of silver was negative $4.63 and the cash cost per ounce of silver was negative $6.12, a cost increase of 11% and 3% compared to the total production costs and cash production costs per ounce of silver of negative $5.21 and negative $6.31, respectively, in same quarter last year. The marginal increase is due to higher production costs, partially offset by increased by-product metal prices.

Silvercorp’s total operational results for the past five quarters are summarized at Table 1 below:

Table 1: Consolidated Operational Results
	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
	30-Jun-11	31-Mar-11	31-Dec-10	30-Sept-10	30-Jun-10
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,108	2,740	3,711	3,065	3,426
Stockpiled Ore (tonne)	176,011	122,951	163,502	151,380	141,556
	179,119	125,691	167,213	154,445	144,982
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,108	2,740	3,711	3,065	3,426
Ore Milled (tonne)	179,782	132,924	157,817	147,488	145,763
	182,890	135,464	161,528	150,553	149,189
Metal Sales
Silver (in thousands of ounce)	1,592	1,047	1,523	1,343	1,387
Gold (in thousands of ounce)	1.4	1.1	0.8	0.3	1.1
Lead (in thousands of pound)	20,621	14,385	18,795	17,028	18,803
Zinc (in thousands of pound)	4,102	3,253	4,791	3,869	4,431
Head Grade of Run of Mine Ore
Silver (gram/tonne)	303.0	290.0	330.0	312.0	326.3
Lead (%)	5.5	5.6	5.7	5.6	6.1
Zinc (%)	1.5	1.8	1.8	1.9	2.0
Recovery Rate of Run of Mine Ore
Silver (%)	91.3	91.8	92.0	91.6	90.9
Lead (%)	94.7	95.6	95.3	95.1	95.2
Zinc (%)	72.8	67.8	70.1	70.1	69.5
Cash Mining Cost ($ per tonne)	48.66	45.54	48.30	40.36	40.33
Total Mining Costs($ per tonne)	60.07	56.55	58.28	49.12	48.61
Cash Milling Cost ($ per tonne)	12.42	15.31	12.11	11.36	11.94
Total Milling Cost ($ per tonne)	13.94	17.26	13.69	13.06	13.62
Total Production Cost per Ounce of Silver ($)	(4.63)	(6.06)	(5.93)	(5.17)	(5.21)
Total Cash Cost per Ounce of Silver ($)	(6.12)	(7.61)	(7.13)	(6.30)	(6.31)

The Ying Mine continued to be the primary focus and most profitable project of the Company. The operational results for the past five quarters at the Ying Mine are summarized at Table 2 below:

Table 2: Ying Mine Operational Results
	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,062	2,715	3,640	3,017	3,339
Stockpiled Ore (tonne)	78,276	59,650	82,101	82,187	79,873
	81,338	62,365	85,741	85,204	83,212
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,062	2,715	3,640	3,017	3,339
Ore Milled (tonne)	79,974	61,173	81,700	79,995	81,898
	83,036	63,888	85,340	83,012	85,237
Metal Sales
Silver (in thousands of ounce)	1,146	765	1,241	1,095	1,147
Lead (in thousands of pound)	15,419	10,359	14,862	13,486	14,230
Zinc (in thousands of pound)	3,594	2,536	3,954	3,275	3,605
Head Grade of Run of Mine Ore
Silver (gram/tonne)	444.0	441.0	499.0	461.0	470.5
Lead (%)	8.6	8.4	8.3	7.9	8.1
Zinc (%)	2.5	2.9	2.9	2.8	2.8
Recovery Rate of Run of Mine Ore
Silver (%)	92.1	93.0	92.9	92.3	91.7
Lead (%)	96.1	97.0	96.6	96.3	96.4
Zinc (%)	74.9	67.7	70.1	71.5	69.2
Cash Mining Cost ($ per tonne)	48.27	48.35	49.85	42.66	43.83
Total Mining Costs($ per tonne)	63.27	63.56	64.12	54.79	55.10
Cash Milling Cost ($ per tonne)	11.74	15.43	12.22	11.51	12.03
Total Milling Cost ($ per tonne)	13.31	17.39	13.89	13.36	13.66
Total Production Cost per Ounce of Silver ($)	(7.81)	(8.88)	(7.67)	(6.94)	(5.83)
Total Cash Cost per Ounce of Silver ($)	(9.05)	(10.25)	(8.76)	(7.99)	(6.80)

EXPLORATION AND PROJECT DEVELOPMENT IN THE QUARTER

Ying Mining District, Henan Province, China

The Company is continuing a 40,000 metre tunnelling and 171,000 metre underground drilling program at the Ying Mining District during fiscal year 2012 to further expand resources.

During the quarter a total of 20,452 metres of exploration tunnelling, 48,565 metres of diamond drilling and 243 metres of shafts and declines development were completed. The program incurred expenditures of $5.5 million.

Through extensive exploration program, the Company has successfully maintained 10 years of mine life at the Ying Mining District after 5 year mine operation. According to recently filed NI 43-101 technical updated reports on four mines at the Ying District, , the Measured and Indicated in situ metal silver resource has increased at Ying Mining District by 11% to 76.5 million ounces compared to the prior year technical reports, which are currently large enough to support profitable operations for a decade or more.

GC Project, Guangdong Province, China

In December 2010, the GC Project received its mining permit. Since then, the Company has been moving forward with project development. In the quarter, the Company focused on acquisition of land usage rights, construction of the access road and power line, site preparation, negotiating and finalizing mine and mill construction contracts, and completion of a review of safety production measures by Guangdong

Provincial Safety Production Bureau. During the quarter, the surface drilling program with three drill rigs continued to perform step-out drilling.

BYP Mine, Hunan Province, China

During the quarter, the Company refurbished and upgraded the existing 400 tonne per day (“t/d”) mill to 500 t/d. Production at the BYP Mine commenced in May 2011 with 7,964 tonnes of ore from existing development tunnels being processed, yielding 590 ounces of gold. Mill operation was temporarily halted in June while the Company installed a liner in the tailing pond. Mill production will be resumed in August.

The Company intends to utilize the existing 500 t/d floatation mill to mine and process gold mineralization with an initial focus on higher grade mineralization areas. Concurrently, the Company’s engineers are working with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goal of expanding the mining and milling capacity to 1,000 t/d gold mineralization for fiscal 2013 and to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014.

Silvertip Project, British Columbia, Canada

During the quarter, the Company continued its effort in completing a Small Mine Permit application. At the same time, the Company initiated the 2011 exploration program to test the DM zone, a new zone of silver-lead-zinc mineralization approximately eight kilometres to the south of Silvertip Mountain.

Reserve and Resource Update

In July 2011, the Company completed its 2011 reserve and resource update on three of its existing projects: the Ying Mining District mines in Henan Province China, the BYP Mine in Hunan Province China, and the Silvertip Project in British Columbia, Canada. The Company reported the total in situ Measured and Indicated silver-equivalent metal resources have increased 24%, from 123 million ounces in the prior year to 153 million ounces based on updated results of NI 43-101 technical reports.

Outlook for the Fiscal Year 2012

Production in China

In Q1 2012, from the four mines at the Ying Mining District, a record 1.6 million ounces of silver were produced and sold, well on track for the fiscal year 2012 Production Guidance, which is to process 600,000 tonnes of ore at grades of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production cost is estimated at approximately $75 per tonne of ore. Guidance remains unchanged.

The fiscal year 2012 Production Guidance for the BYP Mine has been revised down from 26,000 ounces of gold as a result of the delay in the first quarter when the mill was temporarily shut down to allow for improvements to the tailing pond. For fiscal 2012, the BYP Mine is now expected to mine and mill 95,000 tonnes of ore at a grade of 6 g/t gold, yielding approximately 17,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Budgets for mill construction, mine development and exploration of three projects in China

The total capital expenditures estimate for the three projects in China remains unchanged at $67 million for fiscal 2012, which includes capital expenditures of $53 million for mine development, mill construction, and other capital items (e.g. surface facilities, roads, land usage rights, and reporting) and exploration expenditures of $14 million to complete a 241,000 metre surface and underground drilling program. The budget estimate is based on the contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operation experience in China. The details for each project are as follows:

The Ying Mining District

  The capital expenditures for the Ying, TLP, LM and HPG mines and central mill are budgeted at $18.5 million which includes several vertical shafts, declines and raises totaling 7,000 metres ($5.6 million),

  40,000 metres of horizontal tunnels for development and mining exploration ($7 million), 1,500 metres of ramps ($1.2 million), a new tailing facility ($2 million), and equipment as well as surface facilities ($2.7 million).

  The exploration expenditure for a 171,000 metre underground drilling program at the four mines of the Ying Mining District is estimated to be $8.5 million.

The GC Project

  The capital expenditures for fiscal 2012 are budgeted at $22.5 million, which includes a 1,500 tonne per day mill and tailing dam ($12 million), land-usage rights ($5 million), a 1,500 metre ramp ($1.2 million), a 500 metre shaft ($1.5 million) and surface facilities ($2.8 million). By the end of fiscal 2012, it is expected that the GC project will achieve a 700 tonne per day mining capacity and a 1,500 tonne per day milling capacity. In order to bring the project into full mining production of 1,500 tonnes per day, further capital expenditures will be required for fiscal 2013 which are expected to be partially financed through cash flow generated from the GC project.

  The Company is carrying out a 20,000 metre surface diamond drilling program, budgeted at $2.5 million.

The BYP Mine

  The capital expenditures for fiscal 2012 are budgeted at $12 million, including upgrading the existing 400 tonne per day floatation mill ($1.5 million), build a cement back-filling facility ($1.5 million), complete 7,000 metres of mine development tunnels ($1.5 million), acquire land usage rights and build surface facilities including roads, an office, accommodations and a laboratory ($2.5 million), for a total of $7 million of capital expenditures. In addition, to achieve a production capacity of 1,000 tonnes per day starting in fiscal 2013, the Company will spend $5 million to expand the 500 tonne per day mill to a 1,000 tonnes per day capacity ($3.0 million) and develop 1,500 metres of ramp and access tunnels ($2 million) to allow mechanized mining in the future.

  The exploration expenditures for a 50,000 metre underground and surface drilling program are estimated to cost $3 million.

Silvertip project in Canada

The Company has budgeted $2 million to complete the ongoing environmental assessment study, to prepare and submit an application for a Small Mine Permit, and to complete a feasibility study for the project. Surface drilling of 3,000 metres is budgeted at approximately $1 million.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

Myles Gao, P.Geo., President of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:
Date:	Thursday, August 4, 2011
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	(612) 332-0820
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently commenced production at its second production foothold at the BYP gold-lead-zinc project in Hunan Province during this quarter and is currently building the GC silver-lead-zinc project in Guangdong Province as its third China production base. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.
For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30, 2011	March 31, 2011	April 1, 2010
ASSETS
Current Assets
Cash and cash equivalents	$165,676	$147,224	$50,618
Short-term investments	64,798	59,037	43,773
Trade and other receivables	1,711	821	510
Inventories	3,788	3,895	3,175
Prepaids and deposits	3,474	2,973	1,964
Due from related parties	1,319	203	138
	240,766	214,153	100,178

Non-current Assets
Long term prepaids and deposits	1,403	893	583
Investment in an associate	15,921	15,822	6,103
Other investments	44,626	46,286	9,003
Plant and equipment	40,675	36,516	29,011
Mineral rights and properties	200,256	191,799	114,261
Deferred income tax assets	953	1,146	1,315
TOTAL ASSETS	$544,600	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$16,903	$12,770	$7,504
Deposits received	4,676	13,278	6,737
Bank loan	-	-	1,465
Current portion of environmental rehabilitation	-	323	292
Dividends payable	3,631	3,600	3,238
Income tax payable	4,154	3,047	1,658
Due to a related party	3,498	3,447	-
	32,862	36,465	20,894

Non-current Liabilities
Deferred income tax liabilities	14,683	13,564	-
Environmental rehabilitation	3,295	2,909	2,357
Long term debts		-	-
Total Liabilities	50,840	52,938	23,251

Equity
Share capital	267,415	266,081	145,722
Contributed surplus	3,465	3,131	4,620
Reserves	24,717	24,717	24,717
Accumulated other comprehensive income	21,870	19,362	319
Retained earnings	109,349	87,326	33,099
Total equity attributable to the equity holders of the Company	426,816	400,617	208,477

Non-controlling interests	66,944	53,060	28,726
Total Equity	493,760	453,677	237,203

TOTAL LIABILITIES AND EQUITY	$544,600	$506,615	$260,454

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended June 30,
	2011	2010

Sales	$69,719	$36,729
Cost of sales	14,059	10,191
Gross profit	55,660	26,538

General and administrative	6,083	4,666
General exploration and property investigation	1,792	1,325
Foreign exchange loss (gain)	524	(873)
Loss on disposal of plant and equipment	82	-
Gain on disposal of mineral rights and properties	-	(537)
Income from operations	47,179	21,957

Share of loss in an associate	(24)	(38)
Loss on investments	(1,159)	(49)
Other income	175	112
Income before finance items and income taxes	46,171	21,982

Finance income	670	265
Finance costs	(23)	(60)
Income before income taxes	46,818	22,187

Income tax expense	12,574	3,252
Net income for the period	$34,244	$18,935

Attributable to:
Equity holders of the Company	$25,642	$14,121
Non-controlling interests	8,602	4,814
	$34,244	$18,935

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.15	$0.09
Diluted earnings per share	$0.15	$0.09
Weighted Average Number of Shares Outstanding - Basic	175,028,878	164,673,791
Weighted Average Number of Shares Outstanding - Diluted	176,048,653	165,563,545

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2011	2010
Cash provided by (used in)
Operating activities
Net income for the period		$34,244	$18,935
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation		23	40
Depreciation, amortization and depletion		2,587	1,671
Share of loss in an associate		24	38
Deferred income tax expense		1,128	535
Loss on investments		1,159	49
Loss on disposal of plant and equipment		82	-
Gain on disposal of mineral rights and properties		-	(537)
Stock-based compensation		778	754
Changes in non-cash operating working capital		(6,090)	1,697
Net Cash provided by operating activities		33,935	23,182

Investing activities
Mineral rights and properties
Acquisition		(6,375)	(5,655)
Proceeds on disposals		-	537
Plant and equipment
Acquisition		(4,132)	(783)
Other investments
Acquisition		(1,020)	-
Net purchases of short-term investments		(4,993)	(15,375)
Prepayments to acquire property, plant and equipment		(1,106)	(812)
Net Cash used in investing activities		(17,626)	(22,088)

Financing activities
Net repayment from (advance to) related parties		(1,177)	(13)
Bank loan
Repayments		-	(1,473)
Non-controlling interests
Contribution		4,580	-
Cash dividends distributed		(3,600)	(3,200)
Capital stock
Proceeds from issuance of common shares		890	1,188
Net Cash provided by (used in) financing activities		693	(3,498)

Effect of exchange rate changes on cash and cash equivalents		1,450	(718)

Increase (decrease) in cash and cash equivalents		18,452	(3,122)

Cash and cash equivalents, beginning of the period		147,224	50,618

Cash and cash equivalents, end of the period		$165,676	$47,496

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q1 Fiscal 2012	Three months ended June 30, 2011
	YING	HPG&LM	TLP	BYP		Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,062	44	2	-		3,108
Stockpiled Ore (tonne)	78,276	28,072	60,750	8,913	*	176,011
	81,338	28,116	60,752	8,913		179,119

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,062	44	2	-		3,108
Ore Milled (tonne)	79,974	28,364	63,480	7,964		179,782
	83,036	28,408	63,482	7,964		182,890

Mining cost per tonne of ore mined ($)	63.27	66.60	52.59	-	*	60.07
Cash mining cost per tonne of ore mined ($)	48.27	54.46	46.48	-	*	48.66
Non cash mining cost per tonne of ore mined ($)	15.00	12.14	6.11	-	*	11.41

Unit shipping costs($)	4.01	3.58	3.66	-		3.81

Milling cost per tonne of ore milled ($)	13.31	14.08	13.78	21.32		13.94
Cash milling cost per tonne of ore milled ($)	11.74	12.56	12.22	20.54		12.42
Non cash milling cost per tonne of ore milled ($)	1.56	1.52	1.56	0.78		1.52

Average Production Cost
Silver ($ per ounce)	4.15	9.34	12.29	-		6.05
Gold ($ per ounce)	142.81	345.58	-	277.02	*	222.15
Lead ($ per pound)	0.12	0.27	0.36	-		0.18
Zinc ($ per pound)	0.07	0.19	0.58	-		0.12

Total production cost per ounce of Silver ($)	(7.81)	2.34	4.40	-		(4.63)
Total cash cost per ounce of Silver ($)	(9.05)	0.53	2.03	-		(6.12)
Total production cost per ounce of Gold ($)	-	-	-	277.02	*	277.02
Total cash cost per ounce of Gold ($)	-	-	-	271.16	*	271.16

Total Recovery of the Run of Mine Ore
Silver (%)	92.1	91.7	88.4	-		91.3
Gold (%)				90.5
Lead (%)	96.1	93.4	90.8	-		94.7
Zinc ( %)	74.9	52.6	69.5	-		72.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	444.0	231.0	152.0	-		303.0
Gold (gram/tonne)				2.54
Lead (%)	8.6	3.2	2.5	-		5.5
Zinc (%)	2.5	0.4	0.8	-		1.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,146	190	256	-		1,592
Gold (in thousands of ounce)	0.5	0.3	-	0.6		1.4
Lead (in thousands of pound)	15,419	1,845	3,357	-		20,621
Zinc (in thousands of pound)	3,594	150	358	-		4,102

Metal Sales
Silver (in thousands of $)	34,487	5,571	7,698	-		47,756
Gold (in thousands of $)	539	303	-	689		1,531
Lead (in thousands of $)	13,462	1,560	2,914	-		17,936
Zinc (in thousands of $)	1,902	88	506	-		2,496
	50,390	7,522	11,118	689		69,719
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.09	29.34	30.04	-		29.99
Gold ($ per ounce)	1,035	1,085	-	1,168		1,102
Lead ($ per pound)	0.87	0.85	0.87	-		0.87
Zinc ($ per pound)	0.53	0.59	1.41	-		0.61
* Represents production results from development tunnelling ores at BYP mine, thus, mining cost is $nil.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q1 Fiscal 2011	Three months ended June 30, 2010
	YING	HPG&LM	TLP	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,339	77	10	-	3,426
Stockpiled Ore (tonne)	79,873	17,831	43,852	-	141,556
	83,212	17,908	43,862	-	144,982

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,339	77	10	-	3,426
Ore Milled (tonne)	81,898	18,076	45,789	-	145,763
	85,237	18,153	45,799	-	149,189

Mining cost per tonne of ore mined ($)	55.10	55.23	33.59	-	48.61
Cash mining cost per tonne of ore mined ($)	43.83	49.64	29.88	-	40.33
Non cash mining cost per tonne of ore mined ($)	11.27	5.59	3.71	-	8.28

Unit shipping costs($)	3.71	3.44	2.86	-	3.41

Milling cost per tonne of ore milled ($)	13.66	12.84	13.88	-	13.62
Cash milling cost per tonne of ore milled ($)	12.03	11.49	11.96	-	11.94
Non cash milling cost per tonne of ore milled ($)	1.62	1.36	1.92	-	1.68

Average Production Cost
Silver ($ per ounce)	3.05	5.54	7.81	-	3.86
Gold ($ per ounce)	163.66	350.15	460.70	-	223.89
Lead ($ per pound)	0.16	0.29	0.33	-	0.21
Zinc ($ per pound)	0.13	0.26	0.33	-	0.16

Total production cost per ounce of Silver ($)	(5.83)	(6.12)	0.08	-	(5.21)
Total cash cost per ounce of Silver ($)	(6.80)	(7.56)	(1.84)	-	(6.31)

Total Recovery of the Run of Mine Ore
Silver (%)	91.7	89.5	85.1	-	90.9
Gold (%)
Lead (%)	96.4	93.7	89.8	-	95.2
Zinc ( %)	69.2	60.6	74.0	-	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470.5	179.1	115.8	-	326.3
Gold (gram/tonne)
Lead (%)	8.1	4.8	2.7	-	6.1
Zinc (%)	2.8	0.7	0.9	-	2.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,147	91	149	-	1,387
Gold (in thousands of ounce)	0.5	0.4	0.2	-	1.1
Lead (in thousands of pound)	14,230	1,784	2,789	-	18,803
Zinc (in thousands of pound)	3,605	209	617	-	4,431
Metal Sales
Silver (in thousands of $)	15,956	1,272	2,080	-	19,308
Gold (in thousands of $)	373	333	157	-	863
Lead (in thousands of $)	10,583	1,298	2,078	-	13,959
Zinc (in thousands of $)	2,098	138	363	-	2,599
	29,010	3,041	4,678	-	36,729
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.91	13.91	14.00	-	13.92
Gold ($ per ounce)	746	879	826	-	807
Lead ($ per pound)	0.74	0.73	0.75	-	0.74
Zinc ($ per pound)	0.58	0.66	0.59	-	0.59